

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

April 14, 2010

<u>Via U.S. Mail & Facsimile</u>

Mr. David M. Demshur
Chief Executive Officer
Core Laboratories N.V.
Herengracht 424
1017 BZ Amsterdam
The Netherlands

> **Re: Core Laboratories N.V.**
> **Preliminary Proxy Statement**
> **Filed March 15, 2010**
> **File No. 1-14273**

Dear Mr. Demshur:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief